DORSEY

DORSEY & WHITNEY LLP

RECEIVED

2007 JUL 10 A 9:

07025079

SUPPL

July 5, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1, filed on July 4, 2007 pursuant to TSX Company Manual section 605 and Appendix H.
- Form 2D, filed July 5, 2007 pursuant to TSX Company Manual Appendix H.

C. Information which the Company has distributed to its security holders

None

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	02/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	155,077,530	As at :	04/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	155,077,530		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	07/04/2007
Last Updated:	07/04/2007

Form 2D Submission - Change in Interlisting Status

Issuer : Addax Petroleum Corporation

TSX Security Symbol	Interlisted Market	Trading Symbol	Listed/Delisted	Effective Date of Change
AXC	London Stock Exchange Main Market	AXC	Listed	05/24/2007

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	07/05/2007
Last Updated:	07/05/2007

END